Exhibit 4.11

VESNA PETROVIC 421 San Vicente Blvd. #A Santa Monica, CA 90402 tel fax 310-394-5484 vesna@picnicdesign.org

INVOICE

	To	Cobalis Corp. 2445 McCabe Way, Suite 150, Irvine, CA 92614

	Date	March 8, 206

	Project	DESIGN OF THE NEW PACKAGING FOR PREHISTIN Design, production and print coordination of PreHistin box

	Total Due	$ 4,500

This invoice is payable upon receipt.
THANK YOU